Exhibit 4.(c).7

Copy for signature

28th September 2006

Private & Confidential
Mr Stuart Fysh
“Cardinals Ride”
Monks Walk
South Ascot
SL5 9AZ

Dear Stuart,

Your contract of employment contains the following provision:

“Each party has the right to terminate your employment at or after your 65th birthday by not less than 3 months’ notice in writing”.

The notice period which applies prior to 65 is 12 months.

A provision which determines the length of the notice period according to a particular age will be rendered unlawful by the Age Regulations 2006 and needs to be changed. The Remuneration Committee therefore proposes that the above provision will be amended as follows:

7.3	The Company’s normal retirement age is 65. Your employment will, subject always to your right to request to work beyond that date in accordance with the Employment Equality (Age) Regulations 2006, terminate automatically and without breach by the Company when you reach the normal retirement age.

Would you please confirm your agreement to this change by signing and dating the enclosed duplicate of this letter and returning it to Peter Duffy. The amendment will be effective from 1st October 2006.

I accept the above changes to my contract of employment as set out in this letter.

Signed:	/s/ Stuart Fysh
Dated:	9/10/06
BG GROUP PLC Frank J Chapman Chief Executive Thames Valley Park Reading Berkshire RG6 1PT UK www.bg-group.com Tel +44 (0)118 929 2005 Fax +44 (0)118 929 2007 frank.chapman@bg-group.com

Registered in England & Wales No. 3690065 Registered Office 100 Thames Valley Park Drive Reading Berkshire RG6 1PT.